EvoNexus Group LTD

Unit 56 of Factory A on 5th Floor Union Hing Yip Factory Building

No. 20 Hing Yip Street

Kwun Tong, Hong Kong

October 26, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Alexandra Barone
Ms. Jan Woo

Re:	EvoNexus Group LTD Withdrawal of Registration Statement on Form F-1 File No. 333-292763

Ladies and Gentlemen:

On behalf of EvoNexus Group LTD, a Cayman Islands company (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-292763), as initially filed with the U.S. Securities and Exchange Commission (“Commission”) on January 16, 2026 (“Registration Statement”) be withdrawn effective immediately.

The Company has determined not to pursue the public offering to which the Registration Statement relates at this time, and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel, Ying Li, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

EvoNexus Group LTD

By:	/s/ Chong Li
	Name:	Chong Li
	Title:	Chief Executive Officer, Director, Chairman of the Board of Directors

cc:	Ying Li, Esq. Hunter Taubman Fischer & Li LLC